UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48957

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALEXANDER CAPITAL LP

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 DRS JAMES PARKER BLVD, SUITE 202

                                       (No. and Street)

RED BANK	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROCCO GUIDICIPIETRO 2126875650		RG@alexandercapitallp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP

                           (Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROCCO GUIDICIPIETRO_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALEXANDER CAPITAL LP_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
COO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alexander Capital, LP (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Capital, LP as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Capital, LP's auditor since 2014.

Hauppauge, New York
March 5, 2026

Nawrocki Smith LLP

Alexander Capital LP
Statement of Financial Condition

December 31, 2025

Assets

Cash	**$281,086**
Deposit with clearing broker	**175,365**
Receivable from clearing brokers	**348,982**
Property and equipment, net	**60,262**
Prepaid expenses	**163,261**
Commissions & fees receivable	**275,341**
Deposits	**2,500**
Secured demand note	**2,305,000**
Total Assets	**$3,611,797**

Liabilities and Member's Equity

Liabilities:

Commissions payable	**$890,367**
Accounts payable and accrued liabilities	**598,336**
Secured demand note	**2,305,000**
Due to related parties	**456,068**
Total Liabilities	**$4,249,771**
Member's Equity	**-$637,974**
Total Liabilites and Member's Equity	**$3,611,797**

See accompanying notes to financial statements.

1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through correspondent clearing brokers RBC Capital Markets ("RBC") and Velocity Clearing LLC ("Velocity") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Agreement with clearing brokers
The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis.

Property and Equipment
Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.
As of December 31, 2025, net property and equipment is comprised of the following:

Furniture, fixtures and equipment $227,817
Less: accumulated depreciation   213,555
                                   $60,262

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or State taxes. However, the Company is subject to a New York City unincorporated income tax, the levy of which is not expected to be a material amount.

Commissions & Fees Receivable

The company has $33,193 receivable from Investment Companies, $232,148 receivable from Alternative Investment sponsors, and a $10,000 advance made to a firm representative.

Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue

The Company's significant revenues during 2025 originated from commissions and investment banking.

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately.

Commissions and related clearing expenses that are administered via RBC and Velocity are currently recorded on a settlement date basis due to the existing accounting protocols at each firm. There are no material differences between trade date and settlement date revenue amounts.

Investment banking revenues include fees, net of expenses arising from securities offerings in which the company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Material amounts of mutual fund revenues are recorded in the period in which they are earned.

Managed account fees earned at RBC are billed in advance and paid quarterly. These fees are paid directly to affiliate Alexander Capital Wealth Management which in turn, remits a substantial amount to the Company. The Company defers revenue in three-month increments and recognizes the revenue monthly.

3. Receivables from and deposit with clearing broker

The Company introduces its securities transaction business into RBC Capital Markets LLC and Velocity Clearing Inc. The receivables from clearing brokers represent net cash held by the clearing broker for commissions generated during the year ended December 31, 2025.

4. Commitment

Rent
The Company accounts for its rent lease agreements under FASB ASU No. 2016-02. Starting in 2026, the Company has a sub-leasing agreement for the rental of office spaces located at 10 Drs James Parker Blvd, Suite 202 Red Bank, NJ 07701, 9040 Roswell Road Suite 350 Atlanta, GA 30350 and 11834 County Road 101 #203 The Villages, FL 32162. with SANE Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $53,000 per month which includes electricity and related occupancy charges. The Company has a sub-leasing agreement for the rental of office spaces located at 5379 Arthur Kill Road, Staten Island, NY 10307 with 5379 Arthur K Rd. LLC. This sub-lease provides for a payment of $12,000 per month. Rent expense for the year ended December 31,2025 was $771,000 and it's included as part of occupancy and equipment on the Statement of Operations.

Litigation
The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

5. Concentration of Credit Risk

The Company maintains its cash at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered. The company has not experienced any losses.

6. Related party transactions

Through direct or some level of commonality of ownership, in 2025 the company had eight related parties with which it may conduct business. SENA Management owns a minority percentage of the company while 5379 Arthur K Rd. LLC ($36,000), SANE Management LLC ($255,000) and NESA Management LLC ($480,000) held leases for the spaces the Company occupies. As part of the company's Investment Banking and Advisory services the company will transact business with Alexander Capital Ventures LLC ("ACV"). ACV is a private-equity enterprise who sometimes places the Company's clients in investment opportunities. The Company earned $5,204,144 in revenues from this business. Alexander Capital Ventures Management ("ACVM") serves as the management arm of ACV. The company earned $1,092,376 from this business. Alexander Capital Wealth Management ("ACWM") earned $2,400,719 in Managed Fee revenue. Alexander Capital Insurance Agency ("ACI") brings no material revenue into the Company. NESA and SANE leases were combined year-end 2025. Please refer to Note 4 for related party rent expense.

The Company has Secured Demand Note obligations with the following minority partners:

$665,000 with Barbara Roth;
$460,000 with Wayne Ruggiere;
$730,000 with Joseph Ruggiere, and
$450,000 with The Salkind Family Foundation

7. Other Income

The Company's other income is comprised of ticket charges paid by the Company's correspondent clearing firms and broker rebates.

8.Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2025, the Company had regulatory net capital of $1,165,662, which exceeded its minimum requirement of $129,156 by $1,036,506. The Company's percentage of aggregate indebtedness to net capital was 167% at December 31, 2025.

On June 10, 2023 the firm entered into two Secured Demand Notes. Each note is for $300,000. They are to mature June 9, 2027. The stipulated interest rate is 3%. These Secured Demand Notes will be treated as equity for the first two years of their existence and debt the final year, unless FINRA chooses to extend the loan as equity.

On December 1, 2023 the firm entered into two Secured Demand Notes. Each note is for $160,000. They are to mature December 1, 2027. The stipulated interest rate is 3%. These Secured Demand Note will be treated as equity for the first two years of their existence and debt the final year unless FINRA chooses to extend the loan as equity.

On December 15, 2023 the firm entered into a Secured Demand Note. The note is for $90,000. It will mature December 15, 2027. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of their existence and debt the final year unless FINRA chooses to extend the loan as equity.

On June 10, 2025 the firm entered into a Secured Demand Note. The note is for $450,000. It will mature June 10, 2028. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of their existence and debt the final year unless FINRA chooses to extend the loan as equity.

With the exception of the Secured Demand Note entered on June 10, 2025, ACLP has had the maturities of all their other outstanding Secured Demand Notes totaling $1,855,000 extended by FINRA. These notes will remain as equity until there is action to repay them.

9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 5, 2026, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Please refer to the Statement of Operations for greater detail.

11. Going Concern

Our financial statements have been prepared on a going-concern basis which assume we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. The company is in net capital compliance and as such has sufficient liquidity to operate. It is management's desire to seek out opportunities in the primary market space while handling traditional securities brokerage and money management activities.